September 17, 2020

VIA EDGAR TRANSMISSION

SiSi Cheng/Anne Mcconnell

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Suzano S.A.

Form 20-F for Fiscal Year Ended December 31, 2019

Filed March 31, 2020

File No. 001-38755

Dear Ms. Cheng and Ms. Mcconnell:

By letter dated September 3, 2020, you provided a comment on our response dated August 26, 2020 to your comment letter dated August 12, 2020, with respect to the annual report on Form 20-F of Suzano S.A. (the “Company,” “Suzano” or “we”) for the year ended December 31, 2019. This letter sets forth our response to this comment. For your convenience, we have reproduced the comment below in italics and have provided a response immediately below such comment.

Comment:	Item 18. Financial Statements

Note 29 - Segment Information, page F-97

Based on your response to prior comment 2 from our letter dated August 12, 2020, it is not clear to us whether you intend to identify the main foreign countries included in each region in your pulp and paper segments or if you intend to quantify the percentage or amount of revenue attributable to each material foreign country. Please be advised it appears to us you are required to quantify the percentage or amount of revenue attributable to your country of domicile and each material foreign country based on the provisions of paragraph 33 of IFRS 8.

Response:

We confirm that in future filings we will quantify and disclose information on the percentage of revenue attributable to each material foreign country based on the provisions of paragraph 33 of IFRS 8. See below for such information for the year ended December 31, 2019, including comparative figures to the years ended December 31, 2018 and 2017.

With respect to foreign revenues recognized in the pulp segment, China and the U.S. are the main countries with respect to our revenues, representing 40.0%  and 16.5% of the foreign market, respectively, for the year ended December 31, 2019. China, Hong Kong, the U.S., and France represented 26.2%, 17.6%, 14.3% and 10.8%, respectively, for the year ended December 31, 2018; whereas, China, Hong Kong and the U.S. represented 28.6%, 19.5% and 13.3%, respectively, for the year ended December 31, 2017.  With respect to foreign revenues recognized in the paper segment, the U.S., Argentine and Peru are the main countries, representing  24.6%, 12.6% and 11.6% of the foreign market, respectively, for the year ended December 31, 2019. The U.S., Peru and Argentine represented 14.8%, 14.8% and 11.6% for the year ended December 31, 2018; whereas the U.S., Argentine and Peru represented 25.3%, 13.5% and 12.7%, for the year ended December 31, 2017. There is no other individual foreign country that represents, or represented, more than 10% of our revenues from customers in the foreign market for the years ended December 31, 2019, 2018 and 2017.

The amount of revenue attributable to our country of domicile, Brazil, is disclosed in the segments note to our audited consolidated financial statements for the year ended December 31, 2019 in accordance with paragraph 33 of IFRS 8.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2019 Form 20-F; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2019 Form 20-F; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +(55 11) 3503 9189 or Juan G. Giráldez of Cleary Gottlieb Steen & Hamilton LLP at +(55 11) 2196 7202.

Sincerely,

/s/ Marcelo Feriozzi Bacci

Marcelo Feriozzi Bacci
Chief Financial Officer

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